RED FISH HOLDINGS, INC.

April 18, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Red Fish Holdings, Inc. Request for Withdrawal of Registration Statement on Form S-1 File No. 333-209604

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”),  Red Fish Holdings, Inc., (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of its Registration Statement on Form S-1 (File No. 333-209604), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on February 19, 2016. The Registration Statement was never declared effective.

The Company ceased pursuing its effective S-1 Registration Statement after it had no funds to move forward with day to day operations and paying legal counsel to assist with the process of gaining effectiveness of the S-1.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement February 19, 2016; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. Should you have any questions, please contact me via email, tnm.mahoney@aol.com.

Very truly yours,

/s/ Thomas N. Mahoney

Thomas N. Mahoney

President